UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 30, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Celladon Corporation

File No. 333-191688 - CF#30151

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Celladon Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a Form S-1 registration statement filed on October 11, 2013, as amended.

Based on representations by Celladon Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.15	through October 11, 2016
Exhibit 10.16	through October 11, 2016
Exhibit 10.17	through October 11, 2016
Exhibit 10.19	through October 11, 2016
Exhibit 10.20	through October 11, 2016
Exhibit 10.21	through October 11, 2016
Exhibit 10.22	through October 11, 2016
Exhibit 10.23	through October 11, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary